EXHIBIT 2.1

EXECUTION VERSION

PURCHASE AGREEMENT

BY AND AMONG

GADZOOKS, INC.,

GADZOOKS 21, INC.

AND

FOREVER 21, INC.

(solely for purposes of Sections 1.1(c), 3.2(b), 3.2(d), 3.3, 3.6, 3.7 and 9.3)

DATED AS OF

February 16, 2005

TABLE OF CONTENTS

I. PURCHASE OF ASSETS	1

1.1 Purchase of Assets	1

1.2 Excluded Assets	4

1.3 Assumption of Liabilities	4

1.4 Retained Liabilities	4

1.5 Rejection and Assumption of Contracts, Designation	5

1.6 Closing	6

1.7 Closing Deliveries	6

1.8 Apportionments	7

II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8

2.1 Organization and Qualification	8

2.2 Authority	8

2.3 No Conflicts	8

2.4 Title	9

2.5 Absence of Certain Changes	9

2.6 Financial Statements	9

2.7 Compliance with Laws and Court Orders	9

2.8 Intellectual Property	10

2.9 Employee Matters	11

2.10 Labor Matters	11

2.11 Property	12

2.12 Brokers	13

2.13 Scope of Company Representations	13

2.14 Sale Motion	13

2.15 Rent	14

III. REPRESENTATIONS AND WARRANTIES OF PURCHASER	14

3.1 Existence; Authorization, Validity and Effect of Agreement	14

3.2 No Conflict; Required Filings and Consents	14

3.3 Sufficient Funds	15

3.4 No Material Liabilities	15

3.5 No Brokers	15

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3.6 Authorization of Guarantee	15

3.7 Scope of Purchaser Representations	16

IV. COVENANTS	16

4.1 Deposit of Funds	16

4.2 Inspection of Records	16

4.3 Post-Closing Access	16

4.4 Confidentiality	17

4.5 Publicity	17

4.6 Further Action	17

4.7 Filings with Governmental Entities	17

4.8 Conduct of Business	18

4.9 Material Contracts	19

4.10 Employees	20

4.11 Notice of Breaches	22

4.12 Submission for Court Approval	22

4.13 Financing Cooperation	23

4.14 Leases	24

4.15 Going-Out-of-Business Sales	24

4.16 Services Agreement	24

4.17 Capitalization of Purchaser	24

V. CONDITIONS TO CLOSING	24

5.1 Conditions to Each Party’s Obligations	25

5.2 Conditions to Obligations of the Company	25

5.3 Conditions to Obligations of Purchaser	25

VI. NO SURVIVAL	27

VII. TERMINATION	27

7.1 Termination by Mutual Consent	27

7.2 Termination by Purchaser	27

7.3 Termination by the Company	28

7.4 Effect of Termination	28

VIII. TAX MATTERS	28

8.1 Allocation of the Purchase Price	28

8.2 Post-Closing Tax and Accounting Matters	29

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8.3 Other Tax Matters	29

IX. GENERAL PROVISIONS	30

9.1 Notices	30

9.2 Assignment; Binding Effect	31

9.3 Guarantee	31

9.4 Entire Agreement	31

9.5 Amendment	31

9.6 Governing Law	31

9.7 Counterparts	32

9.8 Specific Performance	32

9.9 Headings	32

9.10 Certain Definitions/Interpretations	32

9.11 Waivers	38

9.12 Jurisdiction; Consent to Service of Process	39

9.13 Severability	39

9.14 WAIVER OF JURY TRIAL	39

9.15 No Strict Construction	40

9.16 Warranties Exclusive	40

9.17 Post-Closing Employment Plans	40

Exhibits

Exhibit 1.1       Excluded Assets
Exhibit 1.2       Assumed Liabilities
Exhibit 1.3       Cash Collateral Budget
Exhibit 1.4       Benefits

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PURCHASE AGREEMENT

     This PURCHASE AGREEMENT (this “Agreement”) is dated as of February 16, 2005, by and among Gadzooks, Inc., a Texas corporation (the “Company”), Gadzooks 21, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and, solely for purposes of Sections 1.1(c), 3.2(b), 3.2(d), 3.3, 3.5 and 9.3, Forever 21, Inc., a Delaware corporation (“Parent”). Capitalized terms used but not defined elsewhere in the text of this Agreement are defined in Section 9.10.

     WHEREAS, the Company has filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the “Bankruptcy Court”), and the Company’s chapter 11 case (the “Chapter 11 Case”) is being administered in case no. 04-31486-HDH-11 for procedural purposes;

     WHEREAS, on January 24, 2005, the Bankruptcy Court signed an Order approving, as provided in such Order, the bidding procedures (the “Bid Procedures Order”);

     WHEREAS, upon the terms and subject to the conditions set forth herein and as authorized under Sections 105, 363, 365 and 1146(c) of the Bankruptcy Code, Purchaser desires to purchase from the Company, and the Company desires to sell to Purchaser, substantially all of the Company’s assets in exchange for the payment to the Company of the Consideration and the assumption by Purchaser of the Assumed Liabilities;

     WHEREAS, in accordance with the Bid Procedures Order, the Company has determined that Purchaser is a Qualified Bidder and the Agreement constitutes a Qualified Bid (as each such term not otherwise defined herein is defined in the Bid Procedures Order); and

     WHEREAS, in accordance with the Bid Procedures Order, prior to the execution of this Agreement, the Purchaser has paid to the Company an amount equal to $500,000, which amount represents the Good Faith Deposit (as such term is defined in the Bid Procedures Order).

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

I. PURCHASE OF ASSETS

          1.1 Purchase of Assets.

               (a) On the terms and subject to the conditions set forth in this Agreement, as of the Closing (or with respect to Assumed Contracts that are not Initial Assumed Contracts, as soon as practicable after the identification of each such Assumed Contract), the Company shall assign, transfer, convey and deliver to Purchaser, and Purchaser shall acquire and accept from the Company, free and clear of any Adverse Interests and Retained Liabilities, all of the properties, assets and rights of every nature, tangible and intangible, real and personal, whether accrued, contingent or otherwise, of the Company, including, without limitation, those assets listed or described below, as the same shall exist on the Closing Date, other than the Excluded Assets (the properties, assets and rights assigned pursuant to this Section 1.1 being referred to herein as the “Assets”). The Assets include, without limitation, the following categories of properties, assets and rights (excluding in each case the Excluded Assets):

               (i) the inventory, supplies, finished goods and goods in transit, including inventory (x) in the possession of the Company or (y) to be delivered after the Closing by suppliers of the Company pursuant to letters of credit issued on behalf of the Company at or prior to the Closing (including Inventory in stores the Leases of which are not assumed by Purchaser), but in each case excluding inventory, supplies, finished goods and goods in transit of the Company that are (x) damaged or otherwise designated as “return to vendor” or (y) designated to be sold as part of a bulk sale (collectively, the “Inventory”);

               (ii) all rights and incidents of interest of the Company in and to all executory contracts and unexpired leases that are identified in writing by the Purchaser on or prior to the date that is 60 days from the date of the completion of the Auction (as defined in the Bid Procedures Order) (such date, the “Designation Date”) as contracts to be assumed by the Company and assigned to Purchaser (collectively, the “Assumed Contracts”); provided that Purchaser shall designate one hundred-fifty (150) Leases as Assumed Contracts or Designated Leases. Schedule 1.1(a)(ii) hereto sets forth a list of a certain number of Leases which shall be designated by Purchaser as Initial Assumed Contracts as defined in Section 1.5(a). To the extent Schedule 1.1(a)(ii) fails to do so, Purchaser agrees that it shall provide the Company with a complete list of eighty-nine (89) of such Initial Assumed Contracts by the close of business, Los Angeles time, on February 17, 2004;

               (iii) other than executory contracts or unexpired leases of the Company, which are dealt with exclusively in Section 1.1(a)(ii), all rights and incidents of interest of the Company in and to all agreements, contracts, purchase orders and licenses entered into, accepted or made by the Company, unless otherwise identified in writing by Purchaser prior to Closing as an agreement, contract or license not to be included in the Assets;

               (iv) all deposits and all other prepaid items that relate to the Company’s business or the Assets, excluding rights under prepaid insurance policies relating to coverage in the Pre-Closing Period or all deposits under any executory contracts and unexpired leases that are not Assumed Contracts or Designated Leases;

               (v) all equipment, computers, furniture, furnishings, fixtures, office supplies, supply inventory, vehicles and all other fixed assets owned by, or on order to be delivered to, the Company;

               (vi) all Owned Intellectual Property Rights and Licensed Intellectual Property Rights;

               (vii) all rights of the Company under all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with any Assets;

               (viii) to the extent transferable, all licenses, permits, authorizations and approvals issued to the Company by any Governmental Entity;

               (ix) all books and records, whether in hard copy or computer format, and all computer systems files (including files required for historical analysis) furnished in agreed electronic formats and data transfer methods of the Company;

               (x) all goodwill associated with the Company or the Assets; and

               (xi) all of the Company’s rights, claims, credits, causes of action or rights of set-off against Third Parties relating to the Assets arising in the ordinary course of business (excluding all claims by Company under this Agreement, under Sections 544, 545, 547, 548 and 550 of the Bankruptcy Code, that are based on conduct related to the Chapter 11 Case or that are the subject of pending litigation against Great American Liquidators or Sunrise Mall), including, without limitation, unliquidated rights under manufacturers’ and vendors warranties.

               (b) At the Closing, Purchaser shall make a cash payment to the Company in exchange for the Assets in an amount equal to 85% of the Inventory Value plus $3,530,000 (the sum being referred to herein as, the “Cash Consideration”) minus the Good Faith Deposit and all interest earned thereon. The “Inventory Value” shall be equal to the value (at cost) of the Inventory of the Company at the Closing, net of a reserve for Inventory “shrinkage,” in each case determined on a basis consistent with the Company’s past practices from the books and records of the Company; provided that the amount of the reserve shall be adjusted to equal 1.5%, which equals the average “shrinkage” in the physical inventory based on the results of the physical inventory conducted by the Company of its stores in September of 2004. At Closing, the Chief Financial Officer of the Company shall provide a certificate to Purchaser certifying as to the amount of the Inventory Value and the interest earned on the Good Faith Deposit.

               (c) At the Closing, as additional consideration, Purchaser shall issue the Company an unsecured, non-negotiable promissory note of Purchaser in an aggregate principal amount of $2,700,000 (the “Note”, and together with the Cash Consideration, the “Consideration”). The Note shall bear interest at a rate per annum equal to LIBOR plus two-percent (2%). Fifty percent (50%) of the original principal amount of the Note and all interest accrued thereon shall be due and payable on December 31, 2005 (or, if such date is not a business day, on the next preceding business day prior to such date) and all remaining principal and interest remaining unpaid on the Note shall be due and payable on March 31, 2006 (or, if such date is not a business day, on the next preceding business day prior to such date); provided, however, that Purchaser may voluntarily prepay the outstanding interest and principal due under the Note at any time without penalty or premium. The Note shall contain such other terms and conditions as to be mutually agreed upon by the Company and Purchaser.

          1.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1, the Company shall retain and not transfer, and Purchaser shall not accept or acquire, those properties, assets or rights of the Company listed or described in Exhibit 1.1 (the “Excluded Assets”).

          1.3 Assumption of Liabilities. Subject to the terms and conditions set forth in this Agreement, contemporaneously with the Company’s transfer of the Assets to Purchaser, as of the Closing, Purchaser shall assume, and thereafter shall discharge and perform when due, only those Liabilities of the Company specified on Exhibit 1.2 attached hereto that have not been paid, performed or discharged as of the Closing (the “Assumed Liabilities”).

          1.4 Retained Liabilities. Notwithstanding Section 1.3, any other provision in this Agreement or any other writing to the contrary, the Purchaser is assuming only the Assumed Liabilities and is not assuming any other Liability of the Company (or any predecessor of the Company or any prior owner of all or part of its businesses and assets) of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities shall be retained by and remain Liabilities of the Company (all such Liabilities not being assumed being herein referred to as the “Retained Liabilities”). Notwithstanding any provision in this Agreement or any other writing to the contrary, Retained Liabilities include:

               (a) any indebtedness or obligation for borrowed money of the Company and its Affiliates;

               (b) except for the Liabilities explicitly set forth on Exhibit 1.2, any Liability relating to employee benefits, compensation arrangements or employment or severance agreements existing on or prior to the Closing Date, including, without limitation, any key employee retention program or similar program adopted by the Company and/or approved by the Bankruptcy Court including, without limitation, with respect to the benefits listed on Exhibit 1.4, or any of the Company’s Plans (including, but not limited to, any Title IV Plan), including, without limitation, those Plans specifically listed on Schedule 2.9(a) and any Employee Obligations;

               (c) any Liabilities for Taxes (including Taxes resulting from the consummation of the transactions contemplated by this Agreement, except as provided in Section 8.3(b));

               (d) any Liability arising out of or relating to any violation of any law, rule, regulation, judgment, injunction, order or decree occurring or arising out of or relating to any event or condition occurring or existing at or prior to the Closing;

               (e) any Liability for (i) all costs and expenses incurred or owed in connection with the administration of the Chapter 11 Case (including the U.S. Trustee fees, the fees and expenses of attorneys, accountants, financial advisors, consultants and other professionals retained by the Company, the creditors’ committee, the post-petition lenders or the pre-petition (the “Chapter 11 Professionals”) lenders incurred or owed in connection with the administration of the Chapter 11 Case); (ii) all costs and expenses of the Company incurred in connection with the negotiation, execution and consummation of the transactions contemplated under this Agreement; and (iii) post-petition accounts payable; and

               (f) the obligation to pay the Breakup Fee as defined in that certain Purchase Agreement, dated as of February 12, 2005, by and among the Company, GZ Holding Corp. and GMM Trust.

          1.5 Rejection and Assumption of Contracts, Designation

               (a) The Company will not reject any executory contract or unexpired lease without the prior consent of Purchaser. Notwithstanding the foregoing, the Company may reject any executory contract or unexpired lease that is not identified by Purchaser to be an Assumed Contract or Designated Lease following (i) in the case of unexpired leases, the earlier of (x) the completion of any going-out-of-business sale in accordance with Section 4.15 hereof and (y) May 2, 2005 and (ii) in the case of any other executory contract, the Designation Date. Purchaser will reasonably cooperate with the Company in demonstrating adequate assurance of future performance with respect to executory contracts and unexpired leases to be assumed and assigned to Purchaser pursuant to Sections 363 and 365 of the Bankruptcy Code; provided that the failure to so demonstrate shall not constitute a breach of the Company’s obligations hereunder. As soon as is practicable after an Assumed Contract or Designated Lease is identified and in accordance with the Amended Bid Procedures Order, pursuant to Sections 363 and 365 of the Bankruptcy Code, the Company shall use commercially reasonable efforts to assume and assign to Purchaser or its Designee the Assumed Contracts and Designated Leases. With respect to any Assumed Contracts identified on or prior to February 18, 2005 (the “Initial Assumed Contracts”), the Company shall use commercially reasonable efforts to assume and assign to Purchaser such Initial Assumed Contracts at the Closing. The Cure Costs shall be paid by Purchaser within two Business Days of entry of an Order of the Bankruptcy Court fixing the amount of the respective Cure Costs for each Initial Assumed Contract, Assumed Contract or Designated Lease.

               (b) Through and including the Designation Date, Purchaser shall have the right to designate, in accordance with the terms hereof and the Approval Order, the transferee of the Company’s right, title and interest in the Leases (excluding those Leases included in the Initial Assumed Contracts), including, without limitation, any deposits or other security given or made in respect of the Leases and any other rights granted under such Leases (including, without limitation, purchase options, reconveyance rights and expansion rights), and, if so designated, the Company shall use commercially reasonable efforts to cause such Leases (and other rights) to be assumed by the Company and assigned at the direction of Purchaser pursuant to Section 365 of the Bankruptcy Code and this Section 1.5 (the “Designated Leases”). To that end, at any time on or prior to the Designation Date, Purchaser shall have the right, which right may be exercised at any time and from time to time in Purchaser’s sole and absolute discretion to provide notice to Company (each such notice, a “Lease Assignment Notice”) of Purchaser’s election to require the Company to assume and assign a Lease to any such party as Purchaser shall designate (a “Designee”). At any time between the Closing Date and the Designation Date, as soon as practicable after receiving such notice, the Company shall use commercially reasonable efforts to take all requisite actions (including, without limitation, actions required to obtain approval under Section 365 of the Bankruptcy Code) to assume and assign to such Designee the Lease or Leases designated by Purchaser. Without limiting the generality of the foregoing, upon receipt of a Lease Assignment Notice, the Company shall use its commercially reasonable efforts to, in accordance with the terms hereof and the Amended Bid Procedures Order, obtain the entry of an order of the Bankruptcy Court approving the assumption of the Lease or Leases identified in such Lease Assignment Notice and the assignment of such Lease or Leases to such Designee. The applicable Designee shall provide adequate assurance of future performance with respect to any Lease that Purchaser seeks to have assigned pursuant to a Lease Assignment Notice; provided that the failure to so demonstrate shall not constitute a breach of the Company’s obligations hereunder.

               (c) In the event Purchaser elects to require Company to assume and assign any Lease to a Designee as provided above, any and all cure amounts under Section 365(b)(1) of the Bankruptcy Code with respect to such Lease shall be considered Cure Costs and shall be paid in accordance with Section 1.5(a).

          1.6 Closing. The closing of the transactions contemplated by Section 1.1 (the “Closing”) will take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, Dallas, Texas at 10:00 a.m. local time on the date that is two Business Days after the date on which all of the conditions (other than the conditions to be satisfied concurrently with the Closing) set forth in Article V have been satisfied or waived (or such other date, time and place to which the parties to this Agreement may agree in writing). The date on which the Closing occurs is referred to herein as the “Closing Date.” Notwithstanding any of the foregoing, each of Purchaser and the Company shall have the right to delay the Closing in its sole discretion until March 12, 2005 or until such later date as the parties may mutually agree upon.

          1.7 Closing Deliveries. At the Closing:

               (a) The Company shall deliver the following documents to the Purchaser:

               (i) the books, files and other records of the Company;

               (ii) a duly executed bill of sale, reasonably acceptable to Purchaser and the Company, transferring the Assets to the Purchaser;

               (iii) duly executed assignments of all Intellectual Property Rights of the Company and its Affiliates sufficient to transfer all Intellectual Property Rights of the Company and its Affiliates to the Purchaser;

               (iv) with respect to each Initial Assumed Contract, a duly executed assignment of Lease or contract, in each case in form and substance sufficient to transfer all of the Company’s interests in such Initial Assumed Contract or Designated Leases;

               (v) a certificate executed by a duly authorized officer of the Company pursuant to Section 1.1(b), Section 5.3(b) and Section 5.3(d);

               (vi) a certified copy of the Approval Order and the docket of the Bankruptcy Court evidencing the entry of the Approval Order;

               (vii) a certified copy of the Amended Bid Procedures Order and the docket of the Bankruptcy Court evidencing the entry of the Amended Bid Procedures Order;

               (viii) a certified copy of the 365(d)(4) Order and the docket of the Bankruptcy Court evidencing the entry of the 365(d)(4) Order;

               (ix) a certified copy of the GOB Order and the docket of the Bankruptcy Court evidencing the entry of the GOB Order.

               (x) a certificate of non-foreign status under Section 1445 of the Code (“FIRPTA Certificate”); and

               (xi) such other documents reasonably requested by Purchaser (collectively, the “Transfer Documents”).

               (b) The Purchaser shall deliver the following to the Company:

               (i) upon receipt of the Transfer Documents, the Cash Consideration (less the Good Faith Deposit and all interest earned thereon) by wire transfer in immediately available funds to an account or accounts designated by the Company by notice to the Purchaser, which notice shall be delivered not later than two Business Days prior to the Closing Date;

               (ii) the Note, executed by a duly authorized officer of Purchaser, and the Guarantee, executed by a duly authorized officer of Parent; and

               (iii) a certificate executed by a duly authorized officer of Purchaser pursuant to Section 5.2(c) and Section 5.2(d).

          1.8 Apportionments. The following charges relating to each of the Leased Real Properties that relate to a period that begins prior to the Closing Date and ends after the Closing Date are to be apportioned between the Company, on the one hand, and Purchaser, on the other hand, as of midnight of the day preceding the Closing Date:

               (a) rent apportioned for the month in which the Closing Date occurs;

               (b) assessments, water meter charges, and sewer rents, if any, on the basis of the fiscal year for which assessed; and

               (c) charges and fees payable for telephone services, water, heat, steam, electric power, gas and other utilities, at the price charged by the suppliers, including any taxes thereon and based upon applicable meter readings, where available, made on or immediately prior to the Closing Date.

II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Purchaser as follows:

          2.1 Organization and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Texas and, except as may be limited by operation of the Bankruptcy Code, has the requisite corporate power and authority to conduct its business as currently conducted, to own, use, and lease the Assets. The Company has no Subsidiaries and does not hold any equity interest in any other entity.

          2.2 Authority. Subject to entry of the Approval Order, the Company has full corporate power and authority to enter into this Agreement and, subject to the entry of the Approval Order, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and all agreements, instruments and documents contemplated hereby, by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, subject to the entry of the Approval Order, no other action on the part of the Company or any of its stockholders is necessary to authorize the execution, delivery and performance of this Agreement and the consummation by each of them of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and will, subject to the entry of the Approval Order, constitute a legal, valid, and binding obligation of the Company, enforceable against it in accordance with its terms, except that (a) such enforceability may be subject to applicable bankruptcy, insolvency or other similar Laws now or hereafter in effect affecting creditors’ rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

          2.3 No Conflicts. Subject to the entry of the Approval Order, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not conflict with or result in a violation or breach of any term or provision of any material Law or Order applicable to the Company or the Assets or require any consent of any Governmental Entity.

          2.4 Title. The Company is in possession of and has good title to, or a valid leasehold interest in or valid rights to use, all of the Assets, except where the failure to do so would not, individually or in the aggregate, have a Company Material Adverse Effect.

          2.5 Absence of Certain Changes. Since December 31, 2004, except as set forth on Schedule 2.5 or to the extent specifically provided by this Agreement (including as permitted under Section 4.8 and except for the suspension by the Company’s senior lender of additional financing of the Company’s operations and resulting delays in purchases of Inventory and in payments of accounts payable), (a) the Company has conducted its business in the ordinary course of business consistent with past practices and (b) there has not been any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

          2.6 Financial Statements.

               (a) The Company has provided to Purchaser a true and complete copy of: (i) the unaudited balance sheet and statement of income from operations for the 11 months ended January 1, 2005 (the “Actual Financial Statements”) and (ii) the audited balance sheet, statement of income from operations and statement of cash flows as of and for the year ended January 31, 2004 (the “Audited Financial Statements” and together with Actual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared on the basis of the information contained in the books and records of the Company. Except that (i) discontinued operations are not presented, (ii) leasehold improvements are reflected net of construction allowances, (iii) cost of goods sold does not include store occupancy, distribution and buying costs (a reclassification made for external reporting purposes) and (iv) reclassifications and/or adjustments resulting from analyses performed quarterly that are not material, the Actual Financial Statements have been prepared, in all material respects, in accordance with U.S. generally accepted accounting principles (“GAAP”) and fairly present in all material respects the financial position and the results of operations of the Company as at the date thereof. The Audited Financial Statements include a separate line item for all restructuring related costs.

               (b) The inventories set forth on the Balance Sheet were properly stated therein at the lesser of cost or fair market value determined in accordance with GAAP applied on a basis consistent with the audited balance sheet as of January 31, 2004. The inventories are merchantable and of good quality and are valued at the lower of cost or market.

          2.7 Compliance with Laws and Court Orders. Except as would not have a Company Material Adverse Effect, neither the Company nor any employee plans are in material violation of, or have in the past three years materially violated, or to the Knowledge of the Company, are under investigation with respect to, or to the Knowledge of the Company, has been threatened to be charged with or given notice of any material violation of, any law, rule, regulation, judgment, injunction, writ, judgment, order or decree applicable to the Assets. Except as would not have a Company Material Adverse Effect, the Company has at all times complied with its own rules, policies, and procedures relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Company’s business. There is no action, suit, charge or proceeding pending, or, to the Knowledge of the Company, threatened, against the Company or any properties or rights of the business of the Company before any Governmental Entity or arbitration tribunal which, individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect.

          2.8 Intellectual Property.

               (a) Schedule 2.8(a) sets forth a true, accurate, and complete list of all U.S. and foreign (i) issued patents and patent applications, (ii) trademark registrations and applications and material unregistered trademarks, (iii) copyright registrations and applications and material unregistered copyrights, and (iv) software, in each case which is owned by the Company or its Affiliates and used or held for use in the conduct of the business. The Company or its Affiliates are the sole and exclusive owners of all of the Owned Intellectual Property Rights that are set forth in Schedule 2.8(a), and all such Owned Intellectual Property Rights are, to the Company’s Knowledge, subsisting, valid, and enforceable.

               (b) To the Company’s Knowledge, each IP Contract is valid, binding upon, and enforceable by or against the parties thereto in accordance with its terms. The Company and its Affiliates have complied in all material respects with, and is not in breach nor has received any asserted or threatened claim of breach of, any IP Contract, and the Company has no Knowledge of any breach or anticipated breach by any other Person to any IP Contract.

               (c) The Owned Intellectual Property Rights and the Licensed Intellectual Property Rights together constitute all the Intellectual Property Rights used or held for use in the Company’s business and are adequate to conduct the Company’s business as currently conducted.

               (d) Except as set forth in Schedule 2.8(d):

               (i) The Company or its Affiliates own, or have a valid right to use, free and clear of all Adverse Interests, all Intellectual Property Rights used or held for use in the Company’s business, except for any Adverse Interests that will be released against such Intellectual Property Rights pursuant to the Approval Order;

               (ii) The conduct of the Company’s business (including the products and services of the Company) as currently conducted does not infringe, misappropriate, or otherwise violate any Person’s Intellectual Property Rights, and there has been no such claim, action, suit or proceeding asserted or threatened in the past three (3) years against the Company or, to the Knowledge of the Company, any other Person;

               (iii) To the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating any Intellectual Property Rights owned, used, or held for use by the Company in the conduct of the Company’s business, and no such claims, actions, suits or proceedings have been asserted or threatened against any Person by the Company or, to the Knowledge of the Company, any other Person, in the past three (3) years; and

               (iv) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Purchaser’s right to own, use, or hold for use any of the Intellectual Property Rights as owned, used, or held for use in the conduct of the Company’s Business as currently conducted.

          2.9 Employee Matters.

               (a) Schedule 2.9(a) sets forth a complete and correct list of all Plans contributed to by the Company or any ERISA Affiliate in respect of or for the benefit of employees of the Company.

               (b) No Liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Purchaser or any ERISA Affiliate of incurring any such

Liability, other than Liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

               (c) No Title IV Plan is a “multiemployer pension plan,” as defined in Section 3(37) of ERISA, nor is any Title IV Plan a plan described in Section 4063(a) of ERISA.

               (d) Each Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code.

               (e) Each Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

               (f) There are no pending, threatened or anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

               (g) No amounts payable under the Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

          2.10 Labor Matters.

               (a) Except as set forth on Schedule 2.10(a), (i) the Company is not party to or bound by any collective bargaining or similar agreement with any labor organization; (ii) no employees of the Company are represented by any labor organization; (iii) the Company has no Knowledge of any union organizing activities among the employees of the Company; and (iv) during the past year, there has been no actual or, to the Knowledge of the Company, threatened strikes, slowdowns, work stoppages or lockouts affecting the Company.

               (b) Except as set forth on Schedule 2.10(b),the Company is and has been in compliance with all notice and other requirements under the WARN Act.

          2.11 Property.

               (a) The Company does not own in fee simple any land, buildings, structures or improvements.

               (b) Schedule 2.11(b) sets forth the address or other description of each parcel of Leased Real Property (as hereinafter defined), and a true and complete list of all Leases (as hereinafter defined) for each Leased Real Property (including the date, if available, and name of the parties to such Lease document). The Company has delivered or made available to the Purchaser a true and complete copy of each of the aforementioned Lease documents and such Leases have not been amended since that date. The Lease terms set forth in any summaries of Lease terms delivered by Company to Purchaser are true and correct. Except as set forth in Schedule 2.11(b), with respect to each of the aforementioned Leases: (i) with respect to the Company and except as results from the pendency of the Company’s Chapter 11 Case, such Lease is legal, valid, binding, enforceable against the Company and in full force and effect; (ii) there are no material disputes with respect to such Lease; (iii) no security deposit or portion thereof deposited with respect such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (iv) the Company does not owe, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to such Lease; (v) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company; and (vi) there are no Liens on the estate or interest created by such Lease created or suffered to exist by the Company that will not be extinguished pursuant to the Approval Order as against such estate or interest.

               (c) To the Knowledge of the Company, all material buildings, structures, fixtures, building systems and equipment included in the Leased Real Property (the “Improvements”) are in reasonably good condition and repair in all material respects and sufficient for the operation of the business of the Company, subject to reasonable wear and tear. To the Knowledge of the Company, there are no facts or conditions affecting any of the Improvements which would interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Company.

               (d) To the Knowledge of the Company, (i) the present use of the land, buildings, structures and improvements on the Leased Real Property are in conformity in all material respects with all applicable laws, rules, regulations and ordinances and (ii) there exists no material conflict or dispute with any regulatory authority or other Person relating to any Leased Real Property or the activities thereon, except in the case of clause (i) or (ii) as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

               (e) To the Knowledge of the Company, all requisite certificates of occupancy and other permits or approvals required with respect to the buildings, structures and improvements on any of the Leased Real Property and the occupancy and use thereof have been obtained and are currently in effect.

               (f) The Company has not received any notice from any insurance company of any material defects or inadequacies in the Leased Real Property or any part thereof, which would materially adversely affect the insurability of the same or of any termination or threatened termination of any policy of insurance.

               (g) To the Company’s knowledge, the Company has not received any written notification from any governmental or public authority that any work is required to be done upon or in connection with the Leased Real Property, where such work remains outstanding and, if unaddressed, would have a material adverse effect on the use of the Leased Real Property as currently operated.

          2.12 Brokers. Except for the fees and compensation payable to Financo, Inc. by the Company, the terms and amounts of which have been disclosed in writing to the Purchaser, the Company has no obligation to pay any fees, commissions or other similar compensation to any broker, finder, investment banker, financial advisor or other similar Person in connection with the transactions contemplated hereby.

          2.13 Scope of Company Representations. Except as and to the extent expressly set forth in this Agreement (together with the agreements and certificates contemplated hereby) and except as provided in Article VI, the Company makes no representations or warranties whatsoever, and disclaims all Liability and responsibility for any representation, warranty or statement made or information communicated (whether such representation, warranty, statement or communication was made orally or in writing) to Purchaser.

          2.14 Sale Motion. Notice of the motion seeking the Approval Order, the hearing thereon, and the applicable objection deadline has been served by the Company in accordance with Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure and any applicable local rules of the Bankruptcy Court on all Persons or entities required to receive notice under such rules including all Persons or entities which have asserted Adverse Interests or claims in the Assets, all non-debtor parties to the any executory contracts and unexpired leases, the official committee of unsecured creditors appointed in the Chapter 11 Case, the United States Trustee, all applicable state and federal taxing authorities and each of the Company’s creditors, including (i) all creditors listed in the schedule of assets and liabilities filed in the Chapter 11 Case; (ii) all creditors who have filed proofs of claim in the Chapter 11 Case; and (iii) all creditors who have otherwise appeared in the Chapter 11 Case.

          2.15 Rent. The Company has paid in full the rent due under all existing Leases for the month of February 2005.

III. REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser and, only with respect to Sections 3.2(b), 3.2(d), 3.3, 3.6 and 3.7, Parent represent and warrant to the Company as follows:

          3.1 Existence; Authorization, Validity and Effect of Agreement. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to execute and deliver all agreements, instruments and documents contemplated hereby to be executed and delivered by it. This Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except that (a) such enforceability may be subject to applicable bankruptcy, insolvency or other similar Laws now or hereafter in effect affecting creditors’ rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

          3.2 No Conflict; Required Filings and Consents.

               (a) The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation by Purchaser of the transactions contemplated hereby will not (i) conflict with or violate the certificates of incorporation, bylaws or equivalent organizational documents of Purchaser, (ii) conflict with or violate any Law or Order applicable to Purchaser, or by which any property or asset of Purchaser is bound or affected or (iii) conflict with or violate or result in a breach or default under any contract, agreement or instrument binding upon Purchaser, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a Purchaser Material Adverse Effect.

               (b) The Guarantee provided by Parent will not (i) conflict with or violate the certificates of incorporation, bylaws or equivalent organizational documents of Parent, (ii) conflict with or violate any Law or Order applicable to Parent, or by which any property or asset of Parent is bound or affected or (iii) except for any consent required from Parent’s senior lender, conflict with or violate or result in a breach or default under any contract, agreement or instrument binding upon Parent, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

               (c) The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have an Purchaser Material Adverse Effect.

               (d) The execution and delivery of this Agreement by Parent does not, and the compliance by Parent with the Guarantee will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Parent Material Adverse Effect.

          3.3 Sufficient Funds. Parent has , and will cause Purchaser at the Closing to have, sufficient internal funds available to pay the Consideration payable by Purchaser in accordance with Section 1.1. Without limiting the generality of the foregoing, Parent has , and will cause Purchaser at the Closing to have, funds in the amount of $10,000,000 in cash, and a financing arrangement with a reputable lender or Parent providing Purchaser with borrowing availability up to an aggregate principal amount of $25,000,000.

          3.4 No Material Liabilities. Other than as contemplated by this Agreement, Purchaser has no outstanding material Liabilities and is a newly formed, wholly-owned subsidiary of Parent.

          3.5 No Brokers. The Purchaser has not entered into any contract, arrangement or understanding with any Person that may result in the obligation of the Company to pay any investment banker’s or finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations incident to this Agreement or the consummation of the transactions contemplated hereby.

          3.6 Authorization of Guarantee. Parent has the requisite corporate power and authority to execute and deliver this Agreement and the Guarantee. This Agreement and the Guarantee and the performance by Parent of this Agreement and the Guarantee have been duly authorized by all requisite action. This Agreement and the Guarantee have been duly and validly executed and delivered by Parent, and this Agreement and the Guarantee constitute the valid and binding obligations of Parent, enforceable against Parent in accordance with the terms of this Agreement and the Guarantee, except that (i) such enforceability may be subject to applicable bankruptcy, insolvency or other similar Laws now or hereafter in effect affecting creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

          3.7 Scope of Purchaser Representations. Except as and to the extent expressly set forth in this Agreement (together with the agreements and certificates contemplated hereby) and except as provided in Article VI, Purchaser and Parent make no representations or warranties whatsoever, and disclaim all Liability and responsibility for any representation, warranty or statement made or information communicated (whether such representation, warranty, statement or communication was made orally or in writing) to the Company.

IV. COVENANTS

          4.1 Deposit of Funds. The Company shall hold in a segregated, interest-bearing account as a deposit the Good Faith Deposit that the Purchaser delivered prior to the execution of this Agreement and shall return the Good Faith Deposit (together with any interest thereon) to the Purchaser upon any termination of this Agreement (other than as a result of Purchaser’s material breach). Unless and until this Agreement is terminated, no amounts shall be withdrawn from such account except to pay a portion of the Cash Consideration.

          4.2 Inspection of Records. During the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement in accordance with Sections 7.1, 7.2 or 7.3 (the “Pre-Closing Period”), the Company will (a) allow all designated officers, attorneys, accountants and other representatives of Purchaser reasonable access at reasonable times to the officers, key employees, accountants and other representatives of the Company, the books and records of the Company and the Company facilities and (b) furnish to Purchaser and its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request.

          4.3 Post-Closing Access. After the Closing, Purchaser will maintain in reasonable order and condition the business records of the Company acquired pursuant to this Agreement for a period of not less than three (3) years from the Closing Date. During such period, Purchaser will provide reasonable access to such records to the Company, to any trustee, corporate responsible person or other Person or entity succeeding to the rights of the Company, to any other Person designated by the Bankruptcy Court as being entitled to access to such records, and to the representatives and advisers of any such Persons, during normal business hours, as such Persons may reasonably require to administer the bankruptcy estate of the Company after Closing and to deal with other claims and liabilities and other Excluded Assets retained by the Company; provided that any Person who is provided with such access agrees to keep confidential the information provided to the extent provided by Section 4.4.

          4.4 Confidentiality. Information obtained by Purchaser pursuant to Section 4.2 and Section 4.3 shall be subject to the provisions of the Confidentiality Agreement, provided that the Confidentiality Agreement shall automatically terminate as of the Closing. For a period of one year after the Closing (or such shorter period as the Company remains in existence), the Company and any Person who remains employed by the Company after the Closing (for so long as they are so employed) will hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all confidential documents and information concerning the Company’s business, except to the extent that (a) such information can be shown to have been in the public domain through no fault of the Company or its Affiliates, or (b) such information is reasonably required to be disclosed to prosecute causes of action on behalf of the Company’s estate under Sections 544, 545, 547, 548 and 550 of the Bankruptcy Code and to deal with other claims and Liabilities and Excluded Assets retained by the Company; provided, however that Company or any Person asserting rights on the estate’s behalf shall use such Person’s best efforts to cause to be filed under seal any such information that is a trade secret or commercial information (as such terms are used in Section 107(b) of the Bankruptcy Code) or that the Purchaser otherwise designates as highly confidential.

          4.5 Publicity. The initial press release relating to this Agreement will be in the form of a joint press release agreed to by the Company and Purchaser, and thereafter the Company and Purchaser will, subject to their respective legal obligations, consult with each other and use reasonable efforts to agree, in advance, upon the text of any press release or other public statements with respect to the transactions contemplated hereby, including those contained in any filings with any Governmental Entity or with any securities exchange or similar body.

          4.6 Further Action. The Company and Purchaser will use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things reasonably necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers and promptly, after the date of this Agreement, make all filings with the Bankruptcy Court, as may be required to carry out the provisions of this Agreement and the other documents contemplated hereby and make effective the transactions contemplated hereby and thereby.

          4.7 Filings with Governmental Entities. The Company and Purchaser will comply with the Laws that are applicable to any of the transactions contemplated hereby and pursuant to which government notification or approval of such transactions is necessary. The Company and Purchaser will cooperate with each other and use their respective commercially reasonable efforts to provide information required for this purpose and to promptly file with the appropriate Governmental Entities all required notifications and applications seeking all required approvals. The Company and Purchaser will use their respective commercially reasonable efforts to resolve objections, if any, that are asserted by any Governmental Entity with respect to the transactions contemplated hereby.

          4.8 Conduct of Business.

               (a) During the Pre-Closing Period, except as otherwise provided in this Agreement, the Company will use its commercially reasonable efforts, subject to the limited availability of cash to the Company, to conduct its operations in the ordinary and usual course of business consistent with past practice. Without limiting the generality or effect of the foregoing, during the Pre-Closing Period, the Company will use its commercially reasonable efforts to: (i) preserve intact its business organizations; (ii) keep available the services of its officers and employees; (iii) continue in full force and effect without material modification all existing material policies or binders of insurance currently maintained in respect of the Company; (iv) subject to the availability of cash to the Company, pay its post-petition debts, payroll, trade and other accounts payable when and as the same shall become due and payable and perform and observe, in all material respects, its duties and obligations under all material contracts and leases, in each case in accordance with past practice and subject to the Company’s obligations as a debtor and debtor-in-possession under the Bankruptcy Code; (v) maintain its relationships and goodwill with suppliers, distributors, customers, landlords, employees, agents and others having business relationships with it, in each case in accordance with past practice; (vi) consult with Purchaser regarding its merchandise buying strategy and any commitments made that extend to any period ending after May 1, 2005 that are greater than $250,000 (other than those that are reasonably expected to be satisfied and paid for prior to Closing) to purchase Inventory; and (vii) make merchandise expenditures in accordance with the Cash Collateral Budget up to the Closing; and (viii) dispose of out-of-season and slow-moving inventory in the normal and customary manner consistent with past practice. Without limiting the generality of the foregoing, during the Pre-Closing Period, except with the prior written consent of Purchaser:

               (i) the Company shall not sell, lease, license, permit to lapse (except in accordance with the terms thereof), or otherwise dispose of any Assets except (A) pursuant to existing contracts or commitments or (B) in the ordinary course of business consistent with past practices;

               (ii) the Company shall not adopt or amend any employment, collective bargaining, bonus, profit-sharing, compensation, stock option, pension, retirement, vacation, severance, deferred compensation or other plan, agreement or trust for the benefit of any employee (whether or not legally binding), to the extent the obligations under such plan, agreement or trust will be an Assumed Liability;

               (iii) the Company shall not enter into, assume or terminate any Material Contract or enter into or permit any material amendment, supplement, waiver or other material modification in respect thereof, except in the ordinary course of business consistent with past practices;

               (iv) the Company shall not transfer, dispose of, permit to lapse (except in accordance with the terms thereof) or grant any right or licenses under, or enter into any settlement regarding the breach or infringement of, any Owned Intellectual Property Rights or any Licensed Intellectual Property Rights that is material to the operation of the Company’s business, or modify any existing rights with respect thereto or enter into any material licensing or similar agreements or arrangements other than such licenses, agreements or arrangements entered into in the ordinary course of business consistent with past practices;

               (v) the Company shall not disclose to any Person, other than representatives of Purchaser and any other participant in the auction of the Company’s assets as contemplated in the Bid Procedures Order (provided such Person is bound by a confidentiality agreement with the Company), any Trade Secret;

               (vi) the Company shall pay in full, when due, the rent due under all existing Leases for the month of March 2005 subject to the agreement of the Company and Purchaser as set forth in Section 1.8(a) to apportion between them as of the Closing Date the rent paid by the Company for the month in which the Closing Date occurs; and

               (vii) the Company shall not enter into any agreement or commit to do any of the foregoing.

Notwithstanding the foregoing, the Company shall be permitted to file and seek confirmation of a plan of reorganization not inconsistent with the terms of this Agreement.

               (b) For each property whose Lease is not assigned to Purchaser at the Closing, (i) Purchaser shall operate the stores in a manner consistent with the underlying Lease for such property associated with each such Lease in a manner consistent with the Company’s past practices and (ii) the Company shall provide such cooperation, and act at Purchaser’s direction, as reasonably requested by Purchaser with respect to such operation, in both cases from and after the Closing Date until the earlier of (x) the date of the completion of the store’s going-out-of-business sale pursuant to Section 4.15 or (y) the date when such Lease is identified as an Assumed Contract and assigned to Purchaser or as a Designated Lease and assigned to a Designee.

          4.9 Material Contracts.

               (a) Within seven (7) days after the date hereof, the Company shall provide to Purchaser a true and complete list of Material Contracts that relate to the Assets, which list shall include any Material Contracts entered into as permitted by Section 4.8. “Material Contract” means: (i) any lease (whether of real or personal property); (ii) any agreement involving the payment or receipt by the Company of amounts in excess of $100,000 per annum; (iii) any agreement to which the Company is a party or otherwise bound (A) granting or obtaining any right to use any Intellectual Property Rights (other than contracts granting rights to use readily available commercial Software having an acquisition price of less than $20,000 in the aggregate for all such related contracts) or (B) restricting the Company’s rights to any Intellectual Property Rights ((A) and (B) collectively, the “IP Contracts”); (iv) any agreement that limits the freedom of the Company to compete in any line of business or with any Person or in any area or which would so limit the freedom of Purchaser after the Closing Date; (v) any confidentiality or similar agreement covering the Company; or (vi) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company’s business.

               (b) Within seven (7) days after the date hereof, the Company shall supply Purchaser with a true and complete list of all material equipment, computers, furniture, furnishings, fixtures, supply inventory, vehicles and all other material fixed assets owned by, or on order to be delivered to, the Company.

               (c) Within seven (7) days after the date hereof, the Company shall provide Purchaser with a list of the Company’s employees and their compensation, accrued vacation, severance due upon termination, if any, length of service and such other information as reasonably requested by Purchaser.

          4.10 Employees.

               (a) For each property whose Lease is to be assumed by Purchaser as of the Closing Date, all Company Employees employed at such property shall be terminated by the Company effective immediately prior to the Closing Date and prior to the assumption of such Lease. On the Closing Date, Purchaser intends to offer employment to substantially all active Company Employees at such property (other than individuals previously identified by the Company to be terminated) (such Company Employees who work at stores with Leases assumed by Purchaser, the “Acquired Store Employees”, and such Company Employees who work at stores with Leases assumed by Purchaser who actually commence employment with Purchaser after the Closing Date, the “Acquired Employees”) on terms and conditions to be determined by Purchaser in its sole discretion.

               (b) For each property whose Lease is not assigned to Purchaser at the Closing, the Company shall use commercially reasonable efforts to provide the services of all employees of the Company employed at such property on the date hereof and shall continue to provide wages, benefits and other terms and conditions of employment consistent with past practices from the Closing Date until the earlier of (i) the completion of the store’s going-out-of-business sale pursuant to Section 4.15; (ii) the date when the Purchaser notifies the Company that the employment of specified employees is no longer required; or (iii) the date when such Lease is assigned to Purchaser or Designee as an Assumed Contract or Designated Lease. Purchaser shall reimburse Company for the employment-related expenses related to the continuation of employment of such employees during the above time periods. For each property whose Lease is assumed and assigned to Purchaser after the Closing Date, all Company Employees employed at such property shall be terminated by the Company effective immediately upon the date of the assumption and assignment of such Lease to Purchaser. Purchaser intends to offer employment to all such Company Employees (other than those previously identified by the Company to be terminated) immediately as of such date and such Company Employees who actually commence employment with Purchaser shall be included within the meaning of the term “Acquired Employees.”

               (c) On or after the date hereof, Purchaser’s representatives shall be permitted to meet and speak with Company Employees for purposes of discussing potential job opportunities with Purchaser; provided, however, Purchaser shall not meet and speak with such Company Employees or otherwise contact such Company Employees other than through a designee of the Company, and only after coordinating and consulting with such designee. After the Closing, Purchaser may offer employment to any Company Employee located at a facility whose Lease has not become an Assumed Contract or Designated Lease hereunder, on such terms and conditions to be determined by Purchaser in its sole discretion. Purchaser shall not be liable for any obligations owed by the Company to such Company Employees.

               (d) Except as provided in Section 4.10(e), Purchaser shall have no Liability for and shall not assume or adopt any Plan, the Company shall retain all Plans and all obligations and Liabilities arising therefrom, whenever arising or accruing and all Employee Obligations shall be the obligation of the Company. Without limiting the generality of the foregoing, the Company shall retain all liabilities under the retention bonus component of the Company’s key employee retention plan approved by the Bankruptcy Court (“KERP”) for all participants employed by the Company on the Closing Date.

               (e) At the Closing, Purchaser shall assume the Company’s Liabilities with respect to all Acquired Employees incurred under the Company’s existing health plans to the extent the amount of such liabilities does not exceed the amount accrued for such liabilities on the Financial Statements up to a maximum amount of $700,000. Purchaser shall credit each Acquired Employee with vacation time, sickness benefits and other fringe benefits equal to the amount of such benefits accrued by such Acquired Employee as of the Closing Date under the Company’s current policies and practices (to the extent such benefits were not paid out to such Acquired Employee in accordance with applicable Law); provided that to the extent the terms of Purchaser’s or Parent’s employee benefit plans, as applicable, would not permit an Acquired Employee to be credited with the full amount of such benefits, Purchaser shall provide such Acquired Employee with a one-time cash payment in the amount of the difference, as of the date of the commencement of such Person’s employment with Purchaser, between the aggregate dollar amount of the benefits the Acquired Employee would otherwise be credited and the aggregate dollar value of credits such Acquired Employee is entitled to receive as limited under the employee benefit plans of Purchaser or Parent, as applicable. With respect to Acquired Store Employees who are not designated as Acquired Employees, Purchaser shall make a one-time cash payment to each such Acquired Store Employee in the amount of any severance obligations and accrued vacation payments owed by the Company to such Acquired Store Employee. All Liabilities assumed hereunder by Purchaser shall become Employee Obligations of the Purchaser.

               (f) For purposes of determining eligibility to participate in and vesting under any “employee benefit plan” (as defined in Section 3(3) of ERISA) that Purchaser offers to Acquired Employees, and for purposes of determining vacation, sickness benefits and other fringe benefits offered to Acquired Employees by Purchaser, each such Acquired Employee shall be credited with the months and years of service he or she completed while employed by the Company for any other period or, to the extent such service was credited under a corresponding plan or program maintained by Company.

               (g) Purchaser shall waive all waiting periods and pre-existing condition limitations (if any) with respect to the medical and dental programs offered to the Acquired Employees.

          4.11 Notice of Breaches. The Company and the Purchaser, as applicable, shall give notice of any breach of any of its representations or warranties contained in this Agreement which could reasonably be expected to give rise to a failure of the condition set forth in Section 5.2(c) or in Section 5.3(b), as applicable.

          4.12 Submission for Court Approval.

               (a) The Company has filed with the Bankruptcy Court and served notice of the sale of the Assets free and clear of all Adverse Interests and Retained Liabilities to the Persons set forth in Section 2.14. The notice specifies, among other things, that the Approval Order will permit the Purchaser to use and occupy the Leased Real Property in accordance with the terms of the applicable Leases during the period from the Closing Date through the later of (i) the date of assumption and assignment of such Lease or (ii) the date of completion of a going-out-of-business sale, notwithstanding any provision in the Lease to the contrary. The Company has provided Purchaser with a copy of such notice.

               (b) The Company shall use its commercially reasonable efforts to obtain an Order from the Bankruptcy Court, which may be part of the Approval Order, providing that the transfer of Assets are exempt from transfer taxes, stamp taxes or similar taxes pursuant to 11 U.S.C. § 1146(c). In accordance with Section 1146(c) of the Bankruptcy Code and subject to the terms of the Approval Order, the instruments transferring the Assets to Purchaser shall contain the following endorsement:

“This instrument has been authorized pursuant to an order of the United States Bankruptcy Court for the Northern District of Texas, which order provides that the transfers that are implemented through this instrument are exempt from transfer taxes, stamp taxes or similar taxes pursuant to 11 U.S.C. § 1146(c).”

               (c) As promptly as practicable after the Company’s receipt of the designation of Initial Assumed Contracts, Assumed Contracts and Designated Leases in accordance with Sections 1.1(a)(ii) and 1.5 hereof, the Company shall file with the Bankruptcy Court a motion (as appropriate), notices, and proposed orders (the “Cure Order”) providing for the post-Closing assumption and assignment of the Assumed Contracts and Designated Leases, along with the fixing of any Cure Costs in respect thereto. The Amended Bid Procedures Order shall provide that any counter-party to such Assumed Contracts and Designated Leases shall have ten (10) calendar days to object to the assumption of Assumed Contracts or Designated Leases or the proposed Cure Costs in respect thereto or they shall be deemed to have consented to such assignment and Cure Costs. A hearing on the Cure Orders may be held anytime after three (3) calendar days after the objection deadline.

               (d) Notice of the hearing to consider the Cure Order and the objection deadline applicable thereto shall be served by Company in accordance with Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure and any other applicable rules or local rules of the Bankruptcy Court on all Persons entitled to receive notice under such rules including all non-debtor parties to the Assumed Contracts.

     In addition, notice of the motion for the Approval Order, and the hearing thereon and the objection deadline, shall be given by the Company by publication of a notice in the Wall Street Journal National Edition.

               (e) The Company shall use its commercially reasonable efforts to obtain an Order of the Bankruptcy Court (the “365(d)(4) Order”) extending the time the Company has to assume or reject its unexpired leases of nonresidential real property to at least May 2, 2005; provided, however, the 365(d)(4) Order shall provide that the effective date of any rejection of an unexpired lease of nonresidential real property that is not an Assumed Contract or Designated Lease shall not be until the earlier of (i) the completion of any going-out-of-business sale in accordance with Section 4.15 and (ii) May 31, 2005; provided, further, that subject to Section 1.5, all hearings regarding the assumption or rejection of unexpired leases of nonresidential real property shall occur not later than May 2, 2005, unless a later date is agreed to by the Purchaser, the Company and all other parties to the lease for the nonresidential real property.

               (f) The Company has filed with the Bankruptcy Court and served in accordance with applicable rules a motion, notice and proposed order providing for the amendment of the Bid Procedures Order to the extent necessary to allow Purchaser to identify leases to be assumed and/or assigned up until the Designation Date (the “Amended Bid Procedures Order”).

               (g) The Company has filed with the Bankruptcy Court and served in accordance with applicable rules a motion, notice and proposed order in form and substance satisfactory to Purchaser authorizing Purchaser or a liquidator of its choosing to conduct going-out-of-business sales in accordance with Section 4.15 (the “GOB Order”). The Company has provided Purchaser with a copy of the GOB Order.

          4.13 Financing Cooperation. During the Pre-Closing Period, the Company shall provide all cooperation reasonably requested by Purchaser in connection with the arrangement of financing to fund the operations of the Company’s business (the “Financing”), including (a) causing appropriate officers and employees to be available, on a customary basis and upon reasonable notice, to meet with prospective lenders and investors and (b) cooperating with Purchaser in requesting that, and using commercially reasonable efforts to cause, the Company’s independent accountants provide assistance to Purchaser, including providing consent to Purchaser to prepare and use Company’s audit reports and SAS 100 reviews relating to the Company; provided, however, that the Company shall not be obligated to incur any expense in connection with the satisfaction of its obligations under this Section 4.13.

          4.14 Leases. During the Pre-Closing Period, the Company in consultation with Purchaser shall continue renegotiating Leases in accordance with the Company’s recent past practices. The Company will not renegotiate any leases or negotiate any new leases without consulting with Purchaser and receiving Purchaser’s consent, which consent is not to be unreasonably withheld or delayed.

          4.15 Going-Out-of-Business Sales. For all Inventory in stores (a) whose Leases have not been identified to be assumed or designated by Purchaser by the Designation Date or (b) have been designated in writing by Purchaser to conduct a going-out-of-business sale, Purchaser or a liquidator it selects shall, prior to May 2, 2005, at the expense of Purchaser or such liquidator, conduct going-out-of-business sales in accordance with the terms of the GOB Order on such premises in accordance with industry standards and the proceeds from such going-out-of-business sales shall be paid to Purchaser.

          4.16 Services Agreement. During the Pre-Closing Period, the Company and Purchaser shall negotiate and execute a Services Agreement (the “Services Agreement”) in form and substance reasonably satisfactory to both parties. The Services Agreement shall provide that (i) Purchaser agrees to provide the services of some Acquired Employees, or such other employees of Purchaser as the Company may reasonably request, to the extent such services are necessary to wind up the estate of the Company and (ii) the Company agrees to use commercially reasonable efforts to provide the services of some Company Employees, to the extent such services are reasonably required to effect the transition of the business of the Company to Purchaser. All services provided under the Services Agreement shall be provided without fee.

          4.17 Capitalization of Purchaser. Parent will cause Purchaser at the Closing to have sufficient internal funds available to pay the Consideration payable by Purchaser in accordance with Section 1.1. Without limiting the generality of the foregoing, Parent will cause Purchaser at the Closing to have funds in the amount of $10,000,000 in cash, and a financing arrangement with a reputable lender or Parent providing Purchaser with borrowing availability up to an aggregate principal amount of $25,000,000.

V. CONDITIONS TO CLOSING

          5.1 Conditions to Each Party’s Obligations. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

               (a) The Approval Order as entered by the Bankruptcy Court shall not have been amended (except to the extent that any such amendment is reasonably acceptable to the Company and Purchaser) or vacated; and

               (b) No Order or Law enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

          5.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

               (a) Purchaser shall have delivered to the Company the Cash Consideration (less the Good Faith Deposit and any interest earned thereon);

               (b) Purchaser shall have delivered to the Company the duly executed Note and Parent shall have delivered to the Company the duly executed Guarantee;

               (c) Each of the representations and warranties of Purchaser (without giving any effect to any materiality or Purchaser Material Adverse Effect qualifications therein) contained in this Agreement shall be true and correct as of the Closing Date as if made as of such date, except (i) that such representations and warranties that address matters only as of a particular date shall remain true and correct as of such date and (ii) where the failure of such representations and warranties to be true and correct would not have a Purchaser Material Adverse Effect. The Company shall have received a certificate from the Purchaser signed by an officer thereof with respect to the foregoing;

               (d) The covenants and agreements of the Purchaser to be performed on or prior to the Closing shall have been duly performed in all material respects. Company shall have received a certificate from the Purchaser signed by an officer thereof with respect to the foregoing; and

               (e) To the extent not previously delivered to the Company, Purchaser shall have delivered a duly executed counterpart to the Services Agreement.

          5.3 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

               (a) The Company shall have delivered to Purchaser the Transfer Documents;

               (b) Each of the representations and warranties of the Company (without giving any effect to any materiality or Company Material Adverse Effect qualifications therein) contained in this Agreement shall be true and correct as of the Closing Date as if made as of such date, except (i) that such representations and warranties that address matters only as of a particular date shall remain true and correct as of such date and (ii) where the failure of such representations and warranties to be true and correct would not have a Company Material Adverse Effect or materially impair the ability of the Company to consummate the transactions contemplated hereby. Purchaser shall have received a certificate from the Company signed by an officer thereof with respect to the foregoing;

               (c) The Cure Order relating to the Initial Assumed Contracts, in form and substance satisfactory to Purchaser, shall have been entered by the Bankruptcy Court and shall have become a Final Order;

               (d) The covenants and agreements of the Company to be performed on or prior to the Closing shall have been duly performed in all material respects. Purchaser shall have received a certificate from the Company signed by an officer thereof with respect to the foregoing;

               (e) To the extent not previously delivered to the Purchaser, the Company shall have delivered a duly executed counterpart to the Services Agreement;

               (f) The Bankruptcy Court shall have entered the Approval Order in form and substance satisfactory to Purchaser no later than February 28, 2005, which Approval Order shall include a provision that Purchaser is not a successor of or to the Company for any purpose, including any state, local or federal statute, rule or regulation in respect of employee-employer relations and any obligations flowing therefrom. The Approval Order shall have become a Final Order; provided that so long as the Approval Order contains a finding pursuant to Section 363(m) of the Bankruptcy Code with respect to the Purchaser and a waiver of the stay of Closing set forth in Rules 6004(g) and 6006(d) of the Federal Rules of Bankruptcy Procedure and no stay or injunction with respect to the Approval Order or the consummation of the transactions contemplated by this Agreement shall have been entered, Purchaser shall waive the condition that the Approval Order has become a Final Order, subject to Purchaser’s ability to delay the Closing in accordance with Section 1.6. The Approval Order shall contain findings of fact and conclusions of law by the Bankruptcy Court that, among other things, find and conclude (i) the transactions contemplated hereby are in good faith and otherwise satisfy that provisions of Sections 363 and 365, including Section 363(m), of the Bankruptcy Code, (ii) that the Company has complied with the notice requirements of Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure and any applicable rules of the Bankruptcy Court with respect to the transactions contemplated by this Agreement, (iii) Purchaser is entitled to take possession of the Leased Real Property through the date of assumption and assignment or rejection of such Lease, notwithstanding any Lease provision to the contrary and (iv) to the extent not otherwise provided in the GOB Order, that the Purchaser may conduct going-out-of-business sales. The Approval Order entered by the Bankruptcy Court shall provide that the Assets shall be transferred to Purchaser free and clear of any and all Adverse Interests and Retained Liabilities;

               (g) The 365(d)(4) Order shall have been entered in form and substance satisfactory to Purchaser and shall have become a Final Order;

               (h) The Amended Bid Procedures Order shall have been entered in form and substance satisfactory to Purchaser and shall have become a Final Order; and

               (i) The GOB Order shall have been entered in form and substance satisfactory to Purchaser and shall have become a Final Order.

VI. NO SURVIVAL

     None of the representations, warranties, covenants and agreements in this Agreement shall survive the Closing, except that nothing in this Article VI shall limit any covenant or agreement of a party which by its terms contemplates performance by such party after the Closing. Notwithstanding the foregoing, nothing in this Agreement shall release either party of any Liability for fraud.

VII. TERMINATION

          7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual consent of the Company and Purchaser.

          7.2 Termination by Purchaser. This Agreement may be terminated by Purchaser by written notice to the Company if:

               (a) the Closing Date has not occurred on or before April 1, 2005;

               (b) the Company shall have breached any representation or warranty contained in this Agreement which would give rise to a failure of the condition set forth in Section 5.3(b) and is incapable of being, or is not, cured within 45 days after the giving of written notice to the Company;

               (c) the Approval Order, in a form satisfactory to Purchaser, has not been entered by February 28, 2005;

               (d) An Order enjoining the transaction has been entered; or

               (e) the Chapter 11 case is converted to a case under Chapter 7 of the Bankruptcy Code or is dismissed, or a trustee is appointed in the Chapter 11 Case.

          7.3 Termination by the Company. This Agreement may be terminated by the Company by written notice to Purchaser if:

               (a) the Closing Date has not occurred on or before April 1, 2005;

               (b) a Purchaser Material Adverse Effect occurs after the date of this Agreement; or

               (c) Purchaser shall have breached any representation or warranty contained in this Agreement which would give rise to a failure of the condition set forth in Section 5.2(c) and is incapable of being, or is not, cured within 45 days after the giving of written notice to Purchaser.

          7.4 Effect of Termination. In the event of the termination of this Agreement pursuant to Sections 7.1, 7.2, or 7.3, this Agreement shall become void and have no effect, and there shall be no Liability hereunder on the part of the Company or Purchaser; provided, however, that Section 4.4 shall survive any such termination for so long as the Confidentiality Agreement shall remain in effect; provided further, however, that nothing in this Section 7.4 shall prevent any party from pursuing any and all damages, remedies or other relief available to it at law or in equity as a result of any willful and voluntary breach of this Agreement by another party hereto. The Confidentiality Agreement shall, except as provided herein, remain in effect during the term of this Agreement and following its termination; provided, however, that such agreement will automatically terminate as of the Closing.

VIII. TAX MATTERS

          8.1 Allocation of the Purchase Price.

               (a) The Company and Purchaser agree that they shall use their commercially reasonable efforts to enter into an agreement (the “Allocation Agreement”) as to the allocation of the Purchase Price and the Assumed Liabilities among the Assets acquired hereunder, in accordance with Section 1060 of the Code and Treasury Regulations promulgated thereunder. Purchaser shall initially prepare a draft of the proposed allocation (the “Proposed Allocation”) and shall submit such Proposed Allocation to the Company within 90 days after the Closing Date. If, within 60 days after the Company’s receipt of the Proposed Allocation, the Company shall not have objected in writing to such Proposed Allocation, the Proposed Allocation shall become the Allocation Agreement. In the event that the Company objects in writing within such 60 day period and the Company and Purchaser are unable, in good faith, to reach an agreement, the Company and the Purchaser shall each in good faith separately allocate the Purchase Price and Assumed Liabilities among the assets and file all appropriate forms and information in accordance with such separate allocations, and each party shall provide the other with a copy of such forms and information. Purchaser shall initially prepare for delivery to the Company a completed set of Internal Revenue Service Form 8594, including all additional information and materials required to be attached to such Form 8594 pursuant to the Treasury Regulations under Section 1060 of the Code. Such documents and forms shall be delivered to the Company for review no later than 60 days prior to the date any such forms are required to be filed.

          8.2 Post-Closing Tax and Accounting Matters. Following the Closing, each of the Company and Purchaser will furnish to the other, at the other’s expense, such necessary and available information and access to the personnel of Purchaser or the Company, as case may be, as the other may reasonably request in connection with Tax and accounting matters of the other relating to the Assets. The Company and Purchaser will not destroy any information which is subject to this Section 8.2 without giving at least 60 days’ written notice to the other, and, if the other so requests within 60 days of receipt of such notice, the Company or Purchaser, as the case may be, shall deliver to the other side or to its order, at the other’s expense, such information intended to be destroyed.

          8.3 Other Tax Matters.

               (a) All Taxes imposed on or with respect of the Assets on a periodic basis (including but not limited to real estate Taxes and assessments) (“Periodic Taxes”) relating to periods beginning on or before and ending after the Closing Date shall be allocated on a per diem basis to the Company and the Purchaser, respectively, in accordance with Section 164(d) of the Code. All Periodic Taxes relating to periods ending on or before the Closing Date shall be allocated solely to the Company. All Periodic Taxes relating to the periods beginning after the Closing Date shall be allocated solely to the Purchaser. If the actual amounts to be prorated are not known as of the Closing Date, the prorations shall be made on the basis of Periodic Taxes assessed for the prior year; provided, however, for purposes of calculating such prorated amounts, such Periodic Taxes for the prior year shall be increased by five percent (5%). At the Closing, the Purchaser shall withhold (or, where appropriate, escrow) from the Cash Consideration an amount equal to all Periodic Taxes attributable to periods ending on or prior to the Closing Date (to the extent not previously paid) and all Periodic Taxes allocated to the Company pursuant to this Section 8.3(a) for periods beginning on or before and ending after the Closing Date.

               (b) Prior to the Closing, unless the Approval Order includes an exemption from all Transfer Taxes under Section 1146(c) of the Bankruptcy Code, the Company shall file any and all Tax Returns that must be filed in connection with any Transfer Taxes arising as a result of any of the transactions contemplated by this Agreement and all such Transfer Taxes shall be paid; provided, however, that the amount (if any) of the Transfer Taxes shall be split equally by the Company and Purchaser. No later than five (5) days prior to Closing, unless the Approval Order includes an exemption from all Transfer Taxes under Section 1146(c) of the Bankruptcy Code, Purchaser shall use commercially reasonable efforts to deliver valid, fully executed resale certificates to support the exemption of all of the Assets that are eligible for sale, for resale exemptions or similar exemptions from Transfer Taxes under the laws of all applicable jurisdictions.

IX. GENERAL PROVISIONS

          9.1 Notices. Any notice or other communication permitted or required to be given hereunder will be in writing, and sent by reputable courier service (with proof of delivery), by hand delivery or by facsimile (followed by delivery by courier service (with proof of delivery) or by hand delivery), addressed as follows:

     If to Purchaser:

Gadzooks 21, Inc.
c/o Forever 21, Inc.
2001 Alameda Street
Los Angeles, California 90058
Attn: Don Chang
          Fax No: (213) 741-8860

     With copies to:

Jeffer, Mangels, Butler & Marmaro LLP
1900 Avenue of the Stars, 7th Floor
Los Angels, California 90067
Attn: Barry L. Burten, Esq.
          Fax No.: (310) 712-3359

     If to the Company:

Gadzooks, Inc.
4121 International Parkway
Carrollton, Texas 75007
Attn: Gerald R. Szczepanski
Fax No.: (972) 662-4290

     With copies to:

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, Texas 75201
Attn: Chuck Gibbs
Fax No.: (214) 969-4343

or to such other address as any party will specify by written notice so given, and such notice will be deemed to have been delivered as of the date so telecommunicated or delivered by hand or courier service.

          9.2 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned to a third party by the Company or Purchaser (whether by operation of Law or otherwise) without the prior written consent of the other party hereto; provided, however, Purchaser may assign this Agreement or its rights or obligations hereunder to an Affiliate of Purchaser without the consent of the Company if Purchaser remains liable for its obligations under this Agreement. Any assignment not made in accordance with the foregoing shall be null and void. Subject to this Section 9.2, this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and assigns, including, but not limited to, any trustee appointed (a) in the Chapter 11 Case or (b) in any subsequent case regarding the Company under Chapter 7 of the Bankruptcy Code. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or Liabilities under or by reason of this Agreement.

          9.3 Guarantee. Parent, as principal and not as indemnitor, hereby irrevocably and unconditionally guarantees the due and punctual payment and performance of all obligations of Purchaser under the Note. Parent hereby waives any right to require that any action on or in respect of the Note by the Company be brought against Purchaser. In the event Purchaser does not fulfill its financial obligations under the Note, the Company may, at its option, proceed hereunder against Parent in the first instance to collect any monies, the payment of which is guaranteed hereby, without first proceeding against Purchaser. As of the Closing Date, Parent shall execute and deliver to the Company a guarantee containing terms and provisions consistent with this Section 9.3 (the “Guarantee”).

          9.4 Entire Agreement. This Agreement and the exhibits and schedules hereto, and any documents delivered by the parties in connection herewith or therewith, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings (both written and oral) between the parties with respect thereto.

          9.5 Amendment. Subject to applicable Law, including the requirements of the Bankruptcy Code and Orders of the Bankruptcy Court, this Agreement may only be amended by an instrument in writing signed by each of the Company and Purchaser.

          9.6 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without regard to its conflict of laws principles.

          9.7 Counterparts. This Agreement may be executed by the parties hereto in any number of counterparts, each of which when so executed and delivered will be an original, with the same effect as if the signature thereto were upon the same instrument. Each counterpart may consist of a number of copies hereof each signed by one, but together signed by both of the parties hereto. A facsimile copy of a signature page shall be deemed to be an original signature page.

          9.8 Specific Performance. The Company and Purchaser acknowledge and agree that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. Therefore, each party agrees to the granting of specific performance of this Agreement and injunctive or other equitable relief in favor of the other party as a remedy for any such breach without proof of actual damages. The Company and Purchaser (a) hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with any such remedy and (b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in accordance with this Section 9.8. The remedy provided for in this Section 9.8 shall not be deemed to be the exclusive remedy for a party’s breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the other parties.

          9.9 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and will be given no substantive or interpretive effect whatsoever.

          9.10 Certain Definitions/Interpretations.

               (a) For purposes of this Agreement:

               “Acquired Employees” has the meaning set forth in Section 4.10(a).

               “Acquired Store Employees” has the meaning set forth in Section 4.10(a).

               “Adverse Interests” means (a) Liens, including (i) all purported rights or options to give any Person a right or option to (x) effect any forfeiture, modification, right of first refusal, purchase or termination of any of the Company’s or the Purchaser’s interests in the Assets or any similar rights or (y) retain any rights in or to any Intellectual Property Rights owned or purported to be owned by the Company or licensed by the Company to Third Parties; (ii) restrictions or interests of any kind or nature, if any, including, but not limited to, any restriction on the use, voting, transfer, receipt of income, or other exercise of any attributes of ownership; and (iii) in respect of Taxes, and (b) debts, arising under, relating to, or in connection with any acts of the Company, claims (as that term is defined in Section 101(5) of the Bankruptcy Code), Liabilities, obligations, demands, guaranties, options, rights, contractual commitments, restrictions, interests and matters of any kind and nature, whether arising prior to or subsequent to the commencement of the Chapter 11 Case, and whether imposed by agreement, understanding, law, equity or otherwise, excluding Assumed Liabilities.

               “Affiliate” of any Person means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; and, for the purposes of this definition only, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a Person whether through the ownership of securities, by contract or agency or otherwise.

               “Affiliate” has the meaning set forth in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

               “Agreement” has the meaning set forth in the introduction to this Agreement.

               “Approval Order” means the order of the Bankruptcy Court approving this Agreement and the consummation of the transactions contemplated herein pursuant to Sections 105, 363, 365 and 1146(c) of the Bankruptcy Code.

               “Assets” has the meaning set forth in Section 1.1.

               “Assumed Liabilities” has the meaning set forth in Section 1.3.

               “Balance Sheet” shall mean the most recent unaudited balance sheet of the Company included in the Financial Statements.

               “Bankruptcy Code” has the meaning set forth in the introduction to this Agreement.

               “Bankruptcy Court” has the meaning set forth in the introduction to this Agreement.

               “Business Day” means any day, other than a Saturday, Sunday or legal holiday (as defined in Rule 9006(a) of the Federal Rules of Bankruptcy Procedure).

               “Cash Collateral Budget” means the cash collateral budget attached hereto as Exhibit 1.3 covering the period from the date hereof through the Closing Date.

               “Cash Consideration” has the meaning set forth in Section 1.1(b).

               “Chapter 11 Case” has the meaning set forth in the introduction to this Agreement.

               “Closing” has the meaning set forth in Section 1.6.

               “Closing Date” has the meaning set forth in Section 1.6.

               “COBRA” means Consolidated Omnibus Budget Reconciliation Act of 1986, as amended.

               “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

               “Company Employees” means all employees of the Company.

               “Company Material Adverse Effect” means any change, effect, event or condition that is materially adverse to the assets, properties, Liabilities, operations or business of the Company, or would reasonably be expected to prevent Company from consummating the transactions contemplated hereby.

               “Confidentiality Agreement” means the confidentiality agreement, dated as of January 25, 2005, by and between the Company and Parent.

               “Consideration” has the meaning set forth in Section 1.1(c).

               “Cure Costs” means any liabilities for all cure costs relating to the assumption and assignment of the (i) Assumed Contracts to be assumed by the Company and assigned to Purchaser and (ii) Designated Leases to be assumed by Company and assigned to Designee, under this Agreement pursuant to Sections 363 and 365 of the Bankruptcy Code.

               “Employee Obligations” means any Liabilities to Company Employees or former employees of the Company arising or accruing on or prior to the Closing Date, including wages, earned vacations, workers’ compensation, employee benefits, Liabilities under any collective bargaining agreement, Liabilities under the WARN Act, workers’ compensation Liabilities, Liabilities arising under the COBRA, severance, retention and bonus payments, withholding and reporting obligations, all laws relating to the employment of labor and the employer’s share of payroll or other employment taxes and other obligations.

               “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

               “ERISA Affiliate” means any entity that with the subject Person is:

               (a) a member of a controlled group of corporations within the meaning of Section 414(b) of the Code.

               (b) a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code;

               (c) a member of an affiliated service group within the meaning of Section 414(m) of the Code; or

               (d) a member of a group of organizations required to be aggregated under Section 414(o) of the Code.

               “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

               “Excluded Assets” has the meaning set forth in Section 1.2.

               “Final Order” means an order of the Bankruptcy Court or other court of competent jurisdiction as to which: (a) no appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been timely filed or, if any of the foregoing has been timely filed, it has been disposed of in a manner that upholds and affirms the subject order in all respects without the possibility for further appeal or rehearing thereon; (b) the time for instituting or filing an appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial shall have expired and (c) no stay is in effect. In the case of the Approval Order, the Cure Order, the 365(d)(4) Order, the Amended Bid Procedures Order and the GOB Order, a Final Order shall also consist of an order as to which an appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been filed, or the time to do any of the foregoing has not yet expired, but as to which Purchaser, in its sole and absolute discretion, elects to proceed with Closing.

               “Governmental Entity” means any domestic or foreign governmental or regulation authority, including any department, commission, board, bureau, agency or instrumentality of such authority, or any court or tribunal.

               “Guarantee” has the meaning set forth in Section 9.3.

               “Intellectual Property Rights” shall mean all U.S. and foreign (a) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (b) trademarks, service marks, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable subject matter, (d) rights of publicity, (e) websites and website content, (f) moral rights and rights of attribution and integrity, (g) computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (h) trade secrets, know-how, inventions, designs, drawings, specifications, customer and supplier lists, pricing and cost information, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (i) all rights in the foregoing and in other similar intangible assets, (j) all applications and registrations for the foregoing, and (k) all rights and remedies against infringement, misappropriation, or other violation thereof.

               “IP Contracts” means any contract (i) granting or obtaining any right to use any Intellectual Property Rights (other than contracts granting rights to use readily available commercial Software having an acquisition price of less than $20,000 in the aggregate for all such related contracts) and (ii) restricting the Company’s rights to any Intellectual Property Rights.

               “Knowledge” means (a) as to the Purchaser, the knowledge of the officers of the Purchaser and (b) as to the Company, the knowledge of the officers of the Company.

               “Law” means any domestic or foreign statute, rule, regulation or other legal requirement.

               “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company.

               “Leases” means all leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Company holds or uses any Leased Real Property.

               “Liabilities” means any and all liabilities and obligations of any nature or kind, including without limitation those arising under common law, statute, contract or otherwise, whether fixed or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, real or potential.

               “Licensed Intellectual Property Rights” shall mean all Intellectual Property Rights owned by a Person and licensed or sublicensed to the Company or its Affiliates and used or held for use in the conduct of the Company’s business.

               “Liens” shall mean any mortgage, pledge, hypothecation, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, title defect, title retention agreement, voting trust agreement, equity, option, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever.

               “Note” has the meaning set forth in Section 1.1(c).

               “Order” means any order, judgment, injunction or decree.

               “Owned Intellectual Property Rights” shall mean all Intellectual Property Rights owned by the Company or its Affiliates and used or held for use in the conduct of the Company’s business.

               “Parent Material Adverse Effect” means any change, effect, event or condition that has prevented or could reasonably be expected to prevent Parent from consummating the transactions contemplated hereby.

               “Person” means an individual, a corporation, a partnership, a limited liability company, a joint venture, an association, a trust, an unincorporated organization or any other entity.

               “Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

               “Plan” means each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination, retention or severance plan, agreement or arrangement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or an ERISA Affiliate, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any former Subsidiary of the Company.

               “Pre-Closing Period” has the meaning set forth in Section 4.2.

               “Purchaser” has the meaning set forth in the introduction to this Agreement.

               “Purchaser Material Adverse Effect” means any change, effect, event or condition that has prevented or would reasonably be expected to prevent Purchaser from consummating the transactions contemplated hereby.

               “Subsidiary” when used with respect to any party, means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls more than 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions.

               “Tax” or “Taxes” means any taxes, including all Federal, state, local, foreign and other income, gross receipts, franchise, capital stock, royalty, withholding, payroll, social security, unemployment, disability, real property, personal property, sales, use, ad valorem, excise, transfer, profits, license, customs, estimated, severance, stamp, occupation and any other taxes, including any interest, penalties or additions on or to the foregoing.

               “Tax Returns” means any report, return, declaration or other filing required to be supplied to any taxing authority or jurisdiction with respect to any Tax, including any amendments or attachments thereto and including any information return, claim for refund, amended return or declaration of estimated Tax.

               “Title IV Plan” means any Plan subject to Title IV of ERISA.

               “Third Parties” means shall mean any Person other than the Company, the Purchaser or any of their respective Affiliates.

               “Transfer Documents” has the meaning set forth in Section 1.7(a).

               “Transfer Taxes” means all conveyance, sales, use, excise, value, value added, registration, stamp, franchise, property, transfer, real property transfer, gains, recording registration and similar Taxes, together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto.

               “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Law relating to plant closings and layoffs.

               (b) When a reference is made in this Agreement to an Article, Section or Exhibit such reference will be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person include such Person’s permitted successors and assigns.

          9.11 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of either party, will be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by either party hereto of a breach of any provision hereunder will not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. At any time prior to the Closing, either party hereto may as to itself (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

          9.12 Jurisdiction; Consent to Service of Process.

               (a) Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Bankruptcy Court, and any appellate court from such court, in any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, or for recognition or enforcement of any judgment resulting from any such suit, action or proceeding, and each party hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in the Bankruptcy Court.

               (b) It will be a condition precedent to each party’s right to bring any such suit, action or proceeding that such suit, action or proceeding, in the first instance, be brought in the Bankruptcy Court, and if each such court refuses to accept jurisdiction with respect thereto, such suit, action or proceeding may be brought in any other court with jurisdiction.

               (c) No party may move to (i) transfer any such suit, action or proceeding from the Bankruptcy Court to another jurisdiction, (ii) consolidate any such suit, action or proceeding brought in the Bankruptcy Court with a suit, action or proceeding in another jurisdiction or (iii) dismiss any such suit, action or proceeding brought in the Bankruptcy Court for the purpose of bringing the same in another jurisdiction.

               (d) Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, (i) any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Bankruptcy Court, (ii) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in such court and (iii) the right to object, with respect to such suit, action or proceeding, that such court does not have jurisdiction over such party. Each party irrevocably consents to service of process in any manner permitted by Law.

          9.13 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

          9.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM, WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY, ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

          9.15 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

          9.16 Warranties Exclusive. The parties acknowledge that the representations and warranties contained in Article 2 and Article 3 are the only representations or warranties given by the parties and that all other express or implied warranties are disclaimed. Without limiting the foregoing, Purchaser acknowledges that the Assets are conveyed “AS IS”, “WHERE IS” and “WITH ALL FAULTS” and that all warranties of merchantability or fitness for a particular purpose are disclaimed. WITHOUT LIMITING THE FOREGOING, PURCHASER ACKNOWLEDGES THAT THE COMPANY HAS MADE NO REPRESENTATION OR WARRANTY CONCERNING (I) ANY USE TO WHICH THE ASSETS MAY BE PUT, (II) ANY FUTURE REVENUES, COSTS, EXPENDITURES, CASH FLOW, RESULTS OF OPERATIONS, COLLECTIBILITY OF ACCOUNTS RECEIVABLE, FINANCIAL CONDITION OR PROSPECTS THAT MAY RESULT FROM THE OWNERSHIP, USE OR SALE OF THE ASSETS OR THE ASSUMPTION OF THE ASSUMED LIABILITIES OR(III) ANY OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE TO PURCHASER OR ITS AFFILIATES OR RELATED PERSONS OR (IV) THE CONDITION OF THE ASSETS INCLUDING, WITHOUT LIMITATION, COMPLIANCE WITH ANY LAWS, EXCEPT IN THE CASE OF CLAUSES (III) AND (IV), FOR THOSE REPRESENTATIONS AND WARRANTIES MADE IN ARTICLES II and III. PURCHASER FURTHER ACKNOWLEDGES THAT THE COMPANY HAS MADE NO REPRESENTATIONS OR WARRANTIES TO PURCHASER IN ANY OTHER AGREEMENT.

          9.17 Post-Closing Employment Plans. Following the Closing Date, the Company shall not adopt or amend any employment, collective bargaining, bonus, profit-sharing, compensation, stock option, pension, retirement, vacation, severance, deferred compensation or other plan, agreement, trust or fund for the benefit of any employee (whether or not legally binding), to the extent the obligations under such plan, agreement, trust or fund are an Assumed Liability.

     IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement and caused the same to duly deliver this Agreement on their behalf on the day and year first written above.

THE COMPANY

GADZOOKS, INC.

By:	/s/ Jerry Szczepanski

Name:	Jerry Szczepanski

Title:	CEO

PURCHASER

GADZOOKS 21, INC.

By:	/s/ Lawrence H. Meyer

Name:	Lawrence H. Meyer

Title:	Senior Vice-President

PARENT

FOREVER 21, INC. (solely for purposes of Sections 1.1(c), 3.2(b), 3.2(d), 3.3, 3.6, 3.7 and 9.3)

By:	/s/ Lawrence H. Meyer

Name:	Lawrence H. Meyer

Title:	Senior Vice-President

EXHIBIT 1.1

EXCLUDED ASSETS

1. All cash and cash equivalents, other than the proceeds received from the sale of any Inventory from and after the Closing.

2. All rights of setoff or recoupment other than (a) those relating to any executory contract or unexpired lease included among the Assets and (b) those otherwise relating to the operation of the business of the Company and arising in the ordinary course of business following the commencement of the Chapter 11 Case and prior to the Closing.

3. Any executory contracts or unexpired leases that are not identified as Assumed Contracts after expiration of Purchaser’s time to designate the same.

4. All agreements, contracts and licenses entered into, accepted or made by the Company and identified by Purchaser to be excluded from Assets.

5. All claims and rights of action by the Company (a) under this Agreement; (b) under Sections 544, 545, 547, 548 and 550 of the Bankruptcy Code; (c) that are based on conduct, transactions and occurrences related to or arising in the Chapter 11 Case; (d) that relate to Excluded Assets or Retained Liabilities after the Closing Date, including without limitations Leases and executory contracts not assigned to Purchaser; (e) that arise prior to the Closing Date (including without limitation those arising prior to the petition date) from transactions and occurrences not (i) relating to the Assets and (ii) arising in the ordinary course of business, including without limitation claims for breach of fiduciary duty; and (f) that are the subject of pending litigation against Great American Liquidators or Sunrise Mall.

6. Tax receivables and Tax refunds relating to the business for periods up to the Closing Date.

7. Tax Returns of the Company.

8. Accounts, notes and other receivables of the Company (other than any and all receivables generated on account of the sale of any Inventory from and after the Closing Date).

9. Inventory that is damaged, designated as “return to vendor” or designated to be sold as part of a bulk sale.

10. The Initial Excluded Contracts.

11. D&O insurance policies and insurance coverage for claims arising prior to the Closing Date and, after the Closing Date, coverage for claims relating to Excluded Assets, Leases and executory contracts retained by the Company after the Closing and Company employees who continue to be employed by the Company after the Closing Date and all related prepaid premiums, deposits and refunds.

12. Pre-paid sales taxes that have been paid to the applicable Governmental Entity.

13. Retainers held by the Chapter 11 Professionals for the Company.

EXHIBIT 1.2

ASSUMED LIABILITIES

     1. All Liabilities of the Company under Assumed Contracts, but only the to the extent such Assumed Contracts are validly assigned to Purchaser, and in each case excluding any obligation or Liability arising out of or relating to any period prior to the Closing (whether or not asserted prior to, at or after the Closing), except for the Cure Costs otherwise assumed in this Exhibit 1.2.

     2. All Cure Costs.

     3. All rent and other operating expenses, including employee-related expenses, that are incurred post-Closing relating to the operation of the Company’s stores in the ordinary course of business during the period from the Closing Date until the earlier of (a) the date that the Lease for each such store is either assigned to Purchaser or its Designee, or (b) the date of completion of any going-out-of-business sale held in accordance with Section 4.15 of this Agreement; provided, however, that Purchaser shall only be responsible for such rent, operating and employee-related expenses to the extent that they are of the same type as those scheduled in the Cash Collateral Budget.

     4. The store credit and gift certificate liabilities of $1,153,000 represented on the Balance Sheet.

     5. The Liabilities assumed by Purchaser in Section 4.10(e).

EXHIBIT 1.3

See Attached

EXHIBIT 1.4

BENEFITS

Non-executives - $456,000 (total) (KERP)

Gerald R. Szczepanski - $138,000 (KERP)

Carolyn Greer-Gigli - $250,000 (KERP)

Monty Standifer - $240,000 (Post-petition employment and severance agreements)